Exhibit 99.1

Press Release

APPOINTMENT OF PHIL MURTAUGH AS CHIEF EXECUTIVE OFFICER

Qoros Automotive Co. Ltd (“Qoros”) today is pleased to announce the appointment of Phil Murtaugh as Chief Executive Officer. Dr. Chen, Anning, Chairman of the Board of Qoros, announced Mr. Murtaugh’s appointment effective immediately.

Phil Murtaugh is a well-known leader in the global automotive industry with rich experience in managing brands both in China and internationally. He was based in China for nearly 16 years, as President of GM China leading the successful launch and expansion of GM brands, as Executive Vice President at SAIC Motors leading their international operations, and as CEO of the Asian Operation Chrysler Group.

Anning Chen, Chairman of Qoros, said “I am pleased to welcome Phil Murtaugh as the new Chief Executive Officer of Qoros Automotive. Phil has many years of experience in the automotive sector and in China. His strength lies in shaping effective organizations, building and expanding new products and brands, and above all exhibiting outstanding leadership to lead in challenging environments. I am excited to have Phil on board and I am confident that he will take Qoros to where we want it to be - a recognised and successful iconic brand.”

Phil Murtaugh said “I am delighted to join Qoros at such an exciting stage in its growth. Qoros has developed a portfolio of vehicles that meet or surpass all international standards. Qoros has achieved the highest European safety rating of any vehicle in its class. It is beautiful and very fun to drive. I am confident in Qoros’ huge potential given the great products it produces, the strong market drivers and its exceptional and committed people. I look forward to working with the Board and all of Qoros’ employees as we continue our growth.”